

August 13, 2010

<u>By Facsimile and U.S. Mail</u>

Richard Stockinger
President and Chief Executive Officer
Benihana Inc.
8685 Northwest 53rd Terrace
Miami, FL 33166

> **Re: Benihana Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 5, 2010**
> **File 0-26396**

Dear Mr. Stockinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14A</u>

1. The EDGAR header tag used to identify the preliminary proxy statement is incorrect. The filing persons have filed a preliminary proxy statement with the intention of soliciting in opposition to the election of the directors nominated by the Coliseum Capital Group and the BOT Group. The correct EDGAR header tag is PREC14A, not PRE14A. Please confirm the next amended proxy statement filing will bear the correct EDGAR header tag PREC14A.

2. Please revise to state that the proxy statement and form of proxy are "preliminary copies." Refer to Rule 14a-6(e)(1).

3. Please revise to include a background discussion of the contacts between each of the Coliseum Capital Group and the BOT Group and the issuer during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by each of the Coliseum Capital Group and the BOT Group and the material details of any discussions or correspondence.

Who pays the expenses of this proxy statement, page 2

4. We note that proxies may be solicited by telephone, mail, and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Proposal 1—Election of Directors, page 7

5. We note that there are currently three Class A Stock Directors, including Mr. Dornbush. Please identify the other two Class A Stock Directors.

6. We note that you reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

7. We note that both Messrs. Stockinger and Jaffe have experience as independent consultants. Please revise to describe the type of consulting services that each provides or has provided in the past.

8. Please revise to include the age of Mr. Dornbush, as you have done for the other directors. Refer to Item 401(a) of Regulation S-K and corresponding Item 7(b) of Schedule 14A.

Other Matters, page 13

9. We note that you have specifically named the BOT Group's nominees and the Coliseum Capital Group's nominees in your proxy statement. Please revise to state whether each of the BOT Group and Coliseum Capital Group nominees have consented to being named in your proxy statement, or revise to omit their specific names. Refer to Rule 14a-4(d)(4).

Proxy Card

10. Please revise to include a heading and number for each proposal, as disclosed in the proxy statement, followed by the boxes which security holders may check to specify their choice. Refer to Rule 14a-4(b)(1).

11. Please revise to more specifically state how security holders may withhold authority to vote for each nominee. Refer to Rule 14a-4(b)(2). For example, revise to state whether security holders must write the name of the nominee in order to withhold authority and designate the blank space by including a line on which they may write the name.

12. Please revise the heading of each proxy card so that security holders understand which card to submit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions